

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2013

<u>Via E-mail</u>

Peter Smith, Esq.
Kramer Levin
1177 Avenue of the Americas
New York, NY 10036

Re: Contested proxy solicitation involving Walter Energy, Inc.
         Schedule 14A filed as PREN14A on March 11, 2013
         Filed by Audley Capital Advisors LLP et al.
         SEC File No. 1-13711

Dear Mr. Smith,

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter amending the above-captioned filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to the filing and any information you provide in response to these comments, we may have additional comments.

        General

1. Given that the participants have undertaken to file a proxy statement that contests the election of directors nominated by Walter Energy, it appears as though the participants plan to engage in a "solicitation in opposition," as described in Note 3 to Rule 14a-6, to the registrant's solicitation. Please confirm that the next proxy statement filing will appear under the EDGAR header tag "PREC14A," or advise.

2. Item 4(b) of Schedule 14A requests that the proxy statement "[s]tate by whom the solicitation is made." Please specify in an appropriated location which individuals or entities are considered "participants" as defined in Instruction 3 to Item 4 in Schedule 14A.

3. Revise to indicate, if true, that all of Walter Energy's directors are stockholders and that only two out of the five Audley nominees are stockholders of Walter Energy.

Form of Proxy

4. The form of proxy states that the Audley Group intends to use the proxy authority to vote for certain director candidates that have been nominated for election by Walter Energy. Given that ten directors will be elected at the annual meeting, and Audley is proposing five nominees, it does not appear as though Audley's candidates, if elected, would constitute a minority of the board.   Please revise the Audley Group's proxy statement to clarify that the proxies it is soliciting cannot be voted for a number of persons greater than the number of nominees named in its Preliminary Proxy Statement absent a consent arrangement with the registrant's candidates.   In addition, please disclose all potential material consequences of using shareholder proxies to vote for less than all the positions open for election, including whether the remaining seats are likely to be vacant or filled by the registrant's nominees. See SEC Release No. 34-31326 (October 16, 1992), section II.I. and footnote 76.

5. Revise the proxy statement to indicate the legal effect of an abstention on the proposal to approve the compensation to Walter Energy's named executive officers. For example, please state, if true, that an abstention on this matter will count as a vote against this proposal.

6. We noticed the disclosure indicating that "[s]hould other matters be brought before the 2013 Annual Meeting, by having signed and returned the enclosed GOLD proxy card, you will have authorized the persons named as proxies in the enclosed GOLD proxy card to vote on all such matters in their discretion." Revise to make clear that the Audley Group may not use discretionary authority to vote on matters that it learns of within a reasonable time before the meeting for which it has not solicited proxy authority.

Information About The Audley Group

7. We note the assertion that the Audley Group has no knowledge of any facts that would prevent the determination that each of the Audley Group nominees is "independent" as defined by the New York Stock Exchange listing standards. Please advise us, with a view toward revised disclosure, why the Audley Group believes that transactions between certain members of the Audley Group (and its affiliates) and Walter Energy that were consummated in 2011 would not prevent the determination that Mr. Treger, the managing partner of Audley Capital Advisors LLP, is independent under NYSE Rule 303.A02(b)(v). We understand, for example, that on November 17, 2010, certain members of the Audley Group and related affiliates entered into a share purchase agreement with Walter Energy. It also has been brought to our attention that members of the Audley Group and their affiliates have received aggregate consideration from Walter Energy with a value in excess of $770 million in connection with Western Coal shares, over $660 million of which was received pursuant to the share purchase agreement and the balance of which was received pursuant to the Western Coal acquisition agreement.

8. Please disclose the terms of all referenced call options and put options, including the counterparty, the call and put options exercised, the exercise prices, the amount of remaining put options and call options, the expiration dates of each, and the terms of settlement, as applicable. See Item 5(b)(1)(viii) of Schedule 14A, which requires details about these types of arrangements.

9. We noticed the earlier representation on page 7 of the proxy statement that the Audley Group's nominees will not be in a position to cause the registrant's Board to take actions without the support of at least one incumbent member of the registrant's Board of Directors. Revise to state, if true, that a quorum consists of a majority of the whole Board of Directors and that the act of a majority of the Directors present at any meeting at which there is a quorum shall be the act of the Board of Directors. Please revise to indicate, if true, that if all of the Audley Group nominees are elected and attend a meeting of the Board directors at which a quorum has been reached, the Audley Group could in fact cause the Board of Directors to take action without the support of any non-Audley director if at least one of the registrant's directors were not in attendance.

General Solicitation of Proxies

10. We noticed that a press release issued by the Audley Group dated February 19, 2013, asserted that "six of ten [Walter Energy] directors are over the recommended retirement age of 65 (in some cases over the age of 70)." Please provide us with the SEC or NYSE rule that codifies this "recommended" retirement age. Alternatively, please include corrective disclosure in an amended proxy statement that removes any implication that the Walter Energy directors have contravened any regulatory provision governing retirement ages.

11. Please disclose or provide to us on a supplemental basis the support upon which the Audley Group relies to make the following representations, especially the terms where emphasis has been added:

- "Mr. Treger was **the driving force** behind the rescue of Western Coal from near bankruptcy in 2007, the restructuring of its management and board, the implementation of its growth plan and its ultimate sale to Walter Energy."

- "Prior to starting Audley, [Mr. Treger] co-founded the Active Value Funds, which **pioneered activism** in Europe."

- "Audley Capital Advisers LLP and Mr. Treger **disclaim beneficial ownership** of any shares of Common Stock held by Audley European Opportunities Master Fund Limited or by Audley Natural Resources Master Fund."

- "We are therefore soliciting your proxy to vote at the 2013 Annual Meeting for the election of our five highly qualified director nominees – Edward G. Scholtz, Mark H. Lochtenberg, Robert H. Stan, Lawrence M. Clark, Jr. and Julian A. Treger – **to preserve**

and enhance the value of your, and our, investment in the Company."

- "As stockholders of the Company, **our interests are clearly aligned** with yours."

12. In view of the proscription found in Note b. to Rule 14a-9 against making any statements that directly or indirectly impugn character, integrity or personal reputation without factual foundation, please demonstrate to us the reasonable factual basis upon which the Audley Group relies for each of the emphasized following opinions or beliefs, or delete the statements:

- "A **stale and out-of-depth** Board. We believe that many of the directors have been on the Board for too long and lack relevant mining experience. Their respective tenures on the Board **are between ten and twenty-five years**."

- "We believe that the absence of consistent executive leadership reflects an underlying lack of stability where it matters most. There have been **four CEOs** over the past five years…", especially in view of the fact that one of the four is still serving and another was purportedly widely understood to have been an interim chief executive.

- "We believe that it is important for stockholders **to finally have a choice** with respect to the representation of their interests in the Walter Energy boardroom…", especially in view of the Walter Energy bylaw and corporate governance guidelines which have required that a director in a uncontested election resign if he or she does not receive a majority of the votes cast.

- "Unfortunately, in our opinion**, poor financial and strategic judgment** by the present Board **has weighed heavily** on the Company and prevented it from creating value for its shareholders."

- "**Questionable financial decisions**. Walter Energy currently has $2.3 billion of debt, largely accumulated during the acquisition of Western Coal during 2010. The Audley Group believes that the acquisition **could have been funded by issuing more equity** above a price of $100 per share at the time of the transaction and at a time of record coal prices. Instead, shareholders are left with a net debt to book value of equity ratio of 200% for a mining company with a high level of operational and commodity price risk. This is substantially higher than Walter Energy's coal mining peers."

- "**Insufficient cost controls**. The Audley Group believes that a thorough and disciplined review of SG&A costs **is needed**. Based on the Audley Group's analysis, SG&A costs at the Company are higher than Walter Energy's U.S. peer group and savings of at least $10 million per quarter ($40 million per year) should be feasible."

Closing Comments

Please clearly and precisely mark any changes to the preliminary proxy statement as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants in the solicitation are in possession of all facts relating to the disclosure in the filing, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each participant in the solicitation acknowledging that:

- the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3266. In the event any of the participants believe compliance with any of the above comments is inappropriate, please provide a basis for such belief to us in a letter. Please send all correspondence to us at the following ZIP code: 20549-3628. You also may contact us via facsimile at (202) 772-9203.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions